Press Release

Stockholm 9 September 2001

Song Networks and ICL Invia sign strategic partnership agreement for network services

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announced today that its Finnish subsidiary, Song Networks Oy, has signed a strategic partnership agreement with ICL Invia relating to their Nordic network. Song Networks will run ICL Invia's Nordic backbone and access network from the autumn, 2002. In the short term this is expected to generate EUR 5 million in annual business for Song Networks, but the partnership is aiming at a lot more reciprocal business in future.

ICL Invia's data transfer service, which is one of the end-to-end solutions supplied to their clients, will be moved into Song Networks' network. Song will run ICL Invia's Nordic backbone between the Nordic capitals as well as the local access network in each country.

"Through this strategic partnership, we can offer our services to a significant number of Nordic corporate customers. This is beneficial for both our own and Invia's customers as we can both develop services for them, " says Ari-Jussi Knaapila, MD of Song Networks Oy.

"Song Networks is a strategic partner for us. They help us focus our core business more effectively. Through our agreement Song Networks' top technological network will be available to our clients. We will be able to use really comprehensive broadband", says Matti Koskinen, Director of ICL Invia.

For further information, please contact:
Song Networks Oy	Song Networks Holding AB
Ari-Jussi Knaapila, MD	Jenny Moquist, Investor Relation Manager
Phone: +358 9 2311 2310	Phone: +46 8 5631 0219
Mobile: +358 4 311 2310	Mobile: +46 701 810219
E-mail: ari-jussi.knaapila@songnetworks.fi	E-mail: jenny.moquist@songnetworks.net

ICL Invia Ovi

Matti Koskinen, Director

Phone: +358 9 567 3902

Mobile: +358 500 308 309

E-mail: matti.koskinen@iclinvia.com

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

ICL Invia is a Nordic service provider and operator of modern IT systems. The company develops and implements system solutions that generate business benefits to the customers. These solutions are to an increasing extent offered as high value-adding IT services and comprehensive application service provision (ASP). They contain applications supporting the business processes, as well as the necessary IT-infrastructure. ICL Invia's turnover for the financial year 2000/2001 was EUR 332 million, and the company employed 2,400 people. www.iclinvia.com

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

 TIFY">